The Simply Good Foods Company

1 Greenwich Office Park, 2nd Floor

Greenwich, CT 06831

June 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	The Simply Good Foods Company (the “Registrant”) Registration Statement on Form S-4 File No. 333-217244 (the “Registration Statement”) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the same will become effective at 4:00 p.m., Washington D.C. time, on June 15, 2017, or as soon thereafter as is practicable.

       The Registrant requests that it be notified of such effectiveness by a telephone call to Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very Truly Yours,

The Simply Good Foods Company

By: /s/ Brian K. Ratzan
Name: Brian K. Ratzan Title: Vice President